

June 15, 2007

By facsimile to (410) 580-3001 and U.S. Mail

Mr. David J. Meador
Chief Financial Officer and Secretary
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607

Re: Stinger Systems, Inc.
        Registration Statement on Form S-1
        Filed May 23, 2007
        File No. 333-143200

Dear Mr. Meador:

We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   We note that the disclosure in footnote (4) and have the following comments:

•   Please remove from the registration statement the shares representing 50% of the shares of common stock issued to certain selling security holders. In this regard, we note that you may not register unissued shares.

•   With respect to the shares representing 50% of the shares of common stock that may be issued upon the exercise of warrants, please be advised that you may only register these additional shares if the number of shares issuable under the warrants cannot be determined. In such a case, you may only register a number of shares representing a good faith estimate of the number of issuable shares. Please revise accordingly and provide us with your analysis as to the good faith estimate.

Special Note Regarding Forward-Looking Statements, page 1

2.   Move this section so that is follows the summary and risk factors sections. See Item 503(c) of Regulation S-K.

3.   Since Stinger Systems, Inc. or Stinger is a penny stock issuer, Stinger is ineligible to rely on the safe-harbor provision for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act." Alternatively, state explicitly that Stinger is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Risk Factors, page 3

4.   We note the statement "Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock."   Delete this statement because Stinger must disclose all risks that it believes are material at this time.

Selling Stockholders, page 49

5.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants).

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling security holders could realize as a result of the discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

   o   the market price per share of the securities underlying the warrants on the date of the sale of the warrants;

   o   the exercise price per share of the underlying securities on the date of the sale of the warrants, using the price per share established in the warrants;

   o   the total possible shares underlying the warrants;

   o   the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

   o   the total possible shares the selling security holders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling security holders may receive; and

   o   the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total conversion price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

   If there are provisions in the warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the gross proceeds paid or payable to the issuer in the warrants transaction and the resulting net proceeds to the issuer.

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding prior to the warrants transaction

that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders.

9.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

   •   whether, based on information obtained from the selling security holders, any of the selling security holders have an existing short position in the company's common stock and, if any of the selling security holders have an existing short position in the company's stock, the following additional information:

        ○   the date on which each such selling security holder entered into that short position; and

        ○   the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the warrants transaction and the filing of the registration statement (e.g., before or after the announcement of the warrants transaction, before the filing or after the filing of the registration statement, etc.).

10.   For each selling stockholder that is a legal entity, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers for the shares offered by that stockholder.

11.   Confirm that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

12.   Describe briefly any continuing relationship of Stinger with each selling stockholder.

13.   Revise footnote (3) on page 49 to state the number of shares issued on January 25, 2007 upon exercise of warrants, the number of shares that may be issued upon the exercise of warrants issued on January 25, 2007, and the number of additional shares that may be issued under anti-dilution adjustments.

14.   Revise footnote (3) on page 49 to include the warrants' term.

15.   If applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. We note the disclosure that the selling stockholders acquired their shares in financing transactions.

Item 16. Exhibits and Financial Statement Schedules, page II-5

16.   Please file the forms of warrant as exhibits to the registration statement. In this regard, we note Exhibit 10.2 to the Form 8-K filed January 26, 2007. Please also confirm that you have filed all relevant documentation relating to the warrants, including the forms of warrants.

Item 17. Undertakings, page II-6

17.   Please remove the undertaking set forth in paragraph (5), as it does not appear to be applicable to the offering.

Exhibits 23.1 and 23.2

18.   Each independent public accounting firm's consent must include its consent to being named under "Experts" in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, Stinger may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Stinger thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Stinger and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Stinger requests acceleration of the registration statement's effectiveness, Stinger should furnish a letter at the time of the request in which it acknowledges that:

        •   Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Stinger from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Stinger may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Stinger provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jason C. Harmon, Esq.
        DLA Piper US LLP
        6225 Smith Avenue
        Baltimore, MD 21209